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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULES 13d-1(a) AND AMENDMENTS THERETO
FILED PURSUANT TO 13d-2(a)
(Amendment No. 8 and Amendment No. 9)1

Westfield America, Inc. (Name of Issuer)
Common Stock, par value $.01 per share (Title of Class of Securities)
959910 10 0 (CUSIP Number)

Elizabeth Westman
c/o Westfield Corporation, Inc.
11601 Wilshire Boulevard, 12th Floor
Los Angeles, CA 90025
(310) 445-2427

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 1, 2001

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /

    Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

1  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 959910 10 0                                             Page 1 of 12 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Cordera Holdings Pty. Limited ACN 000 699 249

2.	Check the Appropriate Box if a Member of a Group*
(a)	/x/
(b)	/ /

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO - See Item 3 of Statement

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6.	Citizenship or Place of Organization
Australia

Number of	7.	Sole Voting Power
		-0-
Shares
Beneficially	8.	Shared Voting Power
		102,907,790
Owned by Each
Reporting	9.	Sole Dispositive Power
		-0-
Person With
	10.	Shared Dispositive Power
		102,907,790

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 102,907,790

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

13.	Percent of Class Represented by Amount in Row (11)
Approximately 100%

14.	Type of Reporting Person*
CO

Schedule 13D

CUSIP No. 959910 10 0                                             Page 2 of 12 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Frank P. Lowy

2.	Check the Appropriate Box if a Member of a Group*
(a)	/x/
(b)	/ /

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO - See Item 3 of Statement

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6.	Citizenship or Place of Organization
Australia

Number of	7.	Sole Voting Power
		-0-
Shares
Beneficially	8.	Shared Voting Power
		102,907,790
Owned by Each
Reporting	9.	Sole Dispositive Power
		-0-
Person With
	10.	Shared Dispositive Power
		102,907,790

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 102,907,790

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

13.	Percent of Class Represented by Amount in Row (11)
Approximately 100%

14.	Type of Reporting Person*
IN

Schedule 13D

CUSIP No. 959910 10 0                                             Page 3 of 12 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
David H. Lowy

2.	Check the Appropriate Box if a Member of a Group*
(a)	/x/
(b)	/ /

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO - See Item 3 of Statement

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6.	Citizenship or Place of Organization
Australia

Number of	7.	Sole Voting Power
		-0-
Shares
Beneficially	8.	Shared Voting Power
		102,907,790
Owned by Each
Reporting	9.	Sole Dispositive Power
		-0-
Person With
	10.	Shared Dispositive Power
		102,907,790

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 102,907,790

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

13.	Percent of Class Represented by Amount in Row (11)
Approximately 100%

14.	Type of Reporting Person*
IN

Schedule 13D

CUSIP No. 959910 10 0                                             Page 4 of 12 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Peter S. Lowy

2.	Check the Appropriate Box if a Member of a Group*
(a)	/x/
(b)	/ /

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO - See Item 3 of Statement

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6.	Citizenship or Place of Organization
Australia

Number of	7.	Sole Voting Power
		-0-
Shares
Beneficially	8.	Shared Voting Power
		102,907,790
Owned by Each
Reporting	9.	Sole Dispositive Power
		-0-
Person With
	10.	Shared Dispositive Power
		102,907,790

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 102,907,790

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

13.	Percent of Class Represented by Amount in Row (11)
Approximately 100%

14.	Type of Reporting Person*
IN

Schedule 13D

CUSIP No. 959910 10 0                                             Page 5 of 12 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Steven M. Lowy

2.	Check the Appropriate Box if a Member of a Group*
(a)	/x/
(b)	/ /

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO - See Item 3 of Statement

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6.	Citizenship or Place of Organization
Australia

Number of	7.	Sole Voting Power
		-0-
Shares
Beneficially	8.	Shared Voting Power
		102,907,790
Owned by Each
Reporting	9.	Sole Dispositive Power
		-0-
Person With
	10.	Shared Dispositive Power
		102,907,790

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 102,907,790

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

13.	Percent of Class Represented by Amount in Row (11)
Approximately 100%

14.	Type of Reporting Person*
IN

Schedule 13D

CUSIP No. 959910 10 0                                             Page 6 of 12 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Westfield Holdings Limited ACN 001 671 496

2.	Check the Appropriate Box if a Member of a Group*
(a)	/x/
(b)	/ /

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO - See Item 3 of Statement

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6.	Citizenship or Place of Organization
Australia

Number of	7.	Sole Voting Power
		-0-
Shares
Beneficially	8.	Shared Voting Power
		102,907,790
Owned by Each
Reporting	9.	Sole Dispositive Power
		-0-
Person With
	10.	Shared Dispositive Power
		102,907,790

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 102,907,790

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

13.	Percent of Class Represented by Amount in Row (11)
Approximately 100%

14.	Type of Reporting Person*
CO

Schedule 13D

CUSIP No. 959910 10 0                                             Page 7 of 12 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Westfield Corporation, Inc.

2.	Check the Appropriate Box if a Member of a Group*
(a)	/x/
(b)	/ /

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO - See Item 3 of Statement

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6.	Citizenship or Place of Organization
Delaware

Number of	7.	Sole Voting Power
		2,264,210
Shares
Beneficially	8.	Shared Voting Power
		100,643,580
Owned by Each
Reporting	9.	Sole Dispositive Power
		2,264,210
Person With
	10.	Shared Dispositive Power
		100,643,580

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 102,907,790

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

13.	Percent of Class Represented by Amount in Row (11)
Approximately 100%

14.	Type of Reporting Person*
CO

Schedule 13D

CUSIP No. 959910 10 0                                             Page 8 of 12 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Westfield American Investments Pty. Limited ACN 003 161 475

2.	Check the Appropriate Box if a Member of a Group*
(a)	/x/
(b)	/ /

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO - See Item 3 of Statement

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6.	Citizenship or Place of Organization
Australia

Number of	7.	Sole Voting Power
		14,583,642
Shares
Beneficially	8.	Shared Voting Power
		88,324,148
Owned by Each
Reporting	9.	Sole Dispositive Power
		14,583,642
Person With
	10.	Shared Dispositive Power
		88,324,148

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 102,907,790

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

13.	Percent of Class Represented by Amount in Row (11)
Approximately 100%

14.	Type of Reporting Person*
CO

Schedule 13D

CUSIP No. 959910 10 0                                             Page 9 of 12 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Westfield America Management Limited ACN 072 780 619, in its capacity as responsible entity and trustee of Westfield America Trust ARSN 092 058 449

2.	Check the Appropriate Box if a Member of a Group*
(a)	/x/
(b)	/ /

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO - See Item 3 of Statement

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6.	Citizenship or Place of Organization
Australia

Number of	7.	Sole Voting Power
		86,059,938
Shares
Beneficially	8.	Shared Voting Power
		16,847,852
Owned by Each
Reporting	9.	Sole Dispositive Power
		86,059,938
Person With
	10.	Shared Dispositive Power
		16,847,852

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 102,907,790

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

13.	Percent of Class Represented by Amount in Row (11)
Approximately 100%

14.	Type of Reporting Person*
CO

                                                                      Page 10 of 12 pages

Amendment No. 8 and
Amendment No. 9 to
Statement on Schedule 13D

    This Amendment No. 8 (the "Amendment No. 8") amends the Statement on Schedule 13D, filed with the Securities and Exchange Commission on May 30, 1997 (the "Cordera/Lowys Schedule 13D"), as amended, relating to shares of the common stock, $.01 par value per share (the "Common Shares"), of Westfield America, Inc., a Missouri corporation (the "Company"). This Amendment No. 9 (the "Amendment No. 9") amends the Statement on Schedule 13D, filed with the Securities and Exchange Commission on May 30, 1997 (the "WHL Schedule 13D" and together with the Cordera/Lowys Schedule 13D, the "Schedule 13Ds"), as amended, relating to the Common Shares of the Company. Pursuant to Rule 13d-2 of Regulation 13D-G promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), this Amendment No. 8 is being filed on behalf of Cordera Holdings Pty. Limited ("Cordera"), Frank P. Lowy, David H. Lowy, Peter S. Lowy and Steven M. Lowy, and this Amendment No. 9 is being filed on behalf of Westfield Holdings Limited ("WHL"), Westfield Corporation, Inc. ("WCI"), Westfield American Investments Pty. Limited ("WAI") and Westfield America Management Limited ("WAML"), in its capacity as responsible entity and trustee of Westfield America Trust ("WAT") (WAML, in such capacity, the "Manager," and together with Cordera, each of the Messrs. Lowys, WHL, WCI and WAI, the "Reporting Persons").

Item 3. Source and Amount of Funds or Other Consideration.

    Item 3 of the Schedule 13Ds are hereby amended to add the following:

    On September 28, 2001, the Company's shareholders approved and adopted the Agreement and Plan of Merger, dated February 14, 2001, among the Company, Mall Acquisition Corp., a subsidiary of the Manager, and the Manager, pursuant to which Mall Acquisition Corp. was merged with and into the Company (the "Merger"). The Merger became effective on October 1, 2001. In the Merger, each issued and outstanding share of the Company's common stock, other than shares of common stock beneficially owned by the Manager and WHL, was cancelled and automatically converted into the right to receive $16.25 in cash, without interest or any other payment thereon.

    The information set forth in "THE MERGER AGREEMENT" and "SOURCE AND AMOUNT OF FUNDS" of the Proxy Statement, a copy of which is attached as Exhibit C hereto, is incorporated herein by reference.

Item 4. Purpose of Transaction.

    Item 4 of the Schedule 13Ds are hereby amended as follows:

    Except as previously reported in Amendment No. 7 and Amendment No. 8 to the Schedule 13Ds filed on August 28, 2001 and except as previously reported in Amendment No. 4 and Amendment No. 5 to the Schedule 13Ds filed on May 30, 2001, none of the Reporting Persons has any plans or proposals which relate to or would result in:

    (1) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

    (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

    (3) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

    (4) any change in the present board of directors or management of the Company, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

                                                                      Page 11 of 12 pages

    (5) any material change in the present capitalization or dividend policy of the Company;

    (6) any other material change in the Company's business or corporate structure;

    (7) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

    (8) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

    (9) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

    (10) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

    Item 5(a) of the Schedule 13Ds are hereby amended to add the following:

    (a) The Reporting Persons, because they are a "group" for purposes of Section 13(d)(3) of the Act, may be deemed solely for purposes of U.S. securities laws to beneficially own (i) the 2,264,210 Common Shares directly owned by WCI, (ii) the 14,583,642 Common Shares deemed to be directly beneficially owned by WAI, and (iii) the 86,059,938 Common Shares deemed to be directly beneficially owned by the Manager. This represents beneficial ownership of an aggregate of 102,907,790 Common Shares, which represents beneficial ownership of approximately 100% of the Common Shares. References to beneficial ownership are made herein solely with respect to U.S. securities laws and are not intended to refer or apply in any respect to any other issue under any other U.S. law or in respect to Australian legal matters.

    WCI disclaims beneficial ownership of the Common Shares described in (ii) and (iii) above. WAI disclaims beneficial ownership of the Common Shares described in (i) and (iii) above. The Manager disclaims beneficial ownership of the Common Shares described in (i) through (iii) above. WHL disclaims beneficial ownership of the shares described in (iii) above. Cordera disclaims beneficial ownership of the Common Shares described in (i) through (iii) above. Each of the Messrs. Lowy disclaims beneficial ownership of the shares described in (i) through (iii) above.

    The information set forth in "THE MERGER AGREEMENT" of the Proxy Statement, a copy of which is attached as Exhibit C hereto, is incorporated herein by reference.

    Item 5(b) of the Schedule 13Ds are hereby amended to add the following:

    (b) WCI has the sole power to vote and dispose of the 2,264,210 Common Shares directly owned by it.

    WAI has the sole power to vote and dispose of the 14,583,642 Common Shares deemed to be directly beneficially owned by it.

    The Manager has the sole power to vote and dispose of the 86,059,938 Common Shares deemed to be directly beneficially owned by WAT.

                                                                      Page 12 of 12 pages

    Item 5(c) of the Schedule 13Ds are hereby amended to add the following:

    (c) On October 1, 2001 and pursuant to the Merger, the Manager acquired beneficial ownership of 2,863,745 Common Shares at $16.25 per share.

    The information set forth in "THE MERGER AGREEMENT" of the Proxy Statement, a copy of which is attached as Exhibit C hereto, is incorporated herein by reference.

    Item 5(d) of the Schedule 13Ds are hereby amended to add the following:

    (d) Holders of WAT units will receive economic benefits from the Common Shares and the preferred shares of the Company held by the Manager. Solely for purposes of U.S. securities laws, WHL may be deemed to own beneficially 15.7% of outstanding WAT units and each of Messrs. Frank P., David H., Peter S. and Steven M. Lowy may be deemed to each own beneficially 19.8% of outstanding WAT units. Each of the Messrs. Lowy disclaims beneficial ownership of the WAT units. References to beneficial ownership are made herein solely with respect to U.S. securities laws and are not intended to refer or apply in any respect to any other issue under any other U.S. law or in respect to Australian legal matters.

Item 7. Materials to be Filed as Exhibits.

Exhibit A	Power of Attorney[1]
Exhibit B	Agreement of Joint Filing[2]
Exhibit C	Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on August 28, 2001

1
Incorporated by reference to Statement on Schedule 13D filed May 30, 1997, on behalf of Cordera Holdings Pty. Limited, Frank P. Lowy, David H. Lowy, Peter S. Lowy and Steven M. Lowy.

2
Incorporated by reference to Exhibit F to Amendment No. 2 and Amendment No. 3 to Schedule 13D filed February 21, 2001.

SIGNATURE

    After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2001

CORDERA HOLDINGS PTY. LIMITED
By:	/s/ PETER S. LOWY Peter S. Lowy Director
* Frank P. Lowy
* David H. Lowy
/s/ PETER S. LOWY Peter S. Lowy
* Steven M. Lowy
*By:	/s/ PETER S. LOWY Peter S. Lowy Attorney-in-fact
WESTFIELD HOLDINGS LIMITED
By:	/s/ PETER S. LOWY Peter S. Lowy Managing Director
WESTFIELD CORPORATION, INC.
By:	/s/ PETER S. LOWY Peter S. Lowy Vice President

WESTFIELD AMERICAN INVESTMENTS PTY. LIMITED
By:	/s/ PETER S. LOWY Peter S. Lowy Managing Director
WESTFIELD AMERICA MANAGEMENT LIMITED in its capacity as responsible entity and trustee of Westfield America Trust
By:	/s/ PETER S. LOWY Peter S. Lowy Managing Director

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Amendment No. 8 and Amendment No. 9 to Statement on Schedule 13D
SIGNATURE